UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant's name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                      No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

On July 31, 2012, Allot Communications Ltd. issued press releases announcing the signing of a definitive agreement to acquire Oversi Networks Ltd. and the quarterly results for the second quarter of 2012.

A copy of the press release entitled “Allot Communications to Acquire Oversi Networks” is attached to this Form 6-K as Exhibit 99.1. A copy of the press release entitled “Allot Communications Reports 43% Revenue Rise for Second Quarter of 2012” is attached to this Form 6-K as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Donna Rahav
Donna Rahav
Deputy General Counsel

Date: July 31, 2012

2

EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release Announcing Acquisition of Oversi Networks Dated July 31, 2012
99.2	Press Release Announcing Financial Results Dated July 31, 2012